

October 14, 2010

Via U.S. Mail and Facsimile

Mario A. Rivas
President and Chief Executive Officer
Anadigics, Inc.
141 Mt. Bethel Road
Warren, NJ 07059

> **Re: Anadigics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 000-25662**

Dear Mr. Rivas:

We have reviewed your letter dated October 5, 2010 regarding the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 11. Executive Compensation

1.   It appears from your response to prior comment 2 that the assessment you noted related only to compensation programs for your "executives." Therefore, since it appears you did not consider compensation practices and policies for <u>all employees,</u> it is unclear how the limited assessment you cite enables you to conclude that no disclosure is required pursuant to Regulation S-K Item 402(s). Please expand your response accordingly.

Components of Compensation

2.   We note the qualification in the second sentence of your response to prior comment 3. Please expand to clarify why you will disclose historical targets and your related performance, only when those targets and performance have been previously disclosed. It is unclear why you believe competitive harm is likely to result by disclosing historical targets that have not been publicly dislcosed. Also expand your response to clarify where in the second paragraph of your response you disclosed the financial targets for completed periods.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        Please contact Gabriel Eckstein at (202) 551-3286 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 if you have any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief